UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Covansys Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22281W103

(CUSIP Number)

Franci J. Blassberg

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY  10022

(212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22281W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CDR-COOKIE Acquisition, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 22281W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clayton, Dubilier & Rice Fund VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 22281W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 22281W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Investment Associates VI, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.  22281W103

Amendment No. 5 to

Statement on Schedule 13D

This Amendment No. 5 to Statement on Schedule 13D, initially filed on May 1, 2000, amended by Amendment No. 1 filed on July 17, 2000, amended by Amendment No. 2 filed on November 20, 2001, amended by Amendment No. 3 filed on April 29, 2004 and amended by Amendment No. 4 filed on September 15, 2004 (as amended, the “Schedule 13D”), relates to the beneficial ownership of the common stock, without par value (the “Common Stock”) of Covansys Corporation, a Michigan corporation (the “Company”).  This Amendment is being filed on behalf of CDR-Cookie Acquisition, L.L.C. (“CDR”) and the other reporting persons (together with CDR, the “Reporting Persons”) identified on the cover pages of this Amendment, each of which are incorporated herein by reference.  Capitalized terms used herein without definition are used as defined in the Schedule 13D.  Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1.	Security and Issuer
Item 1 is hereby amended and restated in its entirety as follows:

The class of equity securities to which this statement relates is the Common Stock, without par value of the Company.  The Company has its principal executive office at 32605 West Twelve Mile Road, Farmington Hills, Michigan 48334.

Item 2.	Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:
(a) Reference is made to Row 1 of the cover pages for the names of the Reporting Persons
The following persons are directors or executive officers of CDR:
Kevin J. Conway David H. Wasserman
The following persons are directors or executive officers of CD&R Investment Associates VI, Inc. (“Associates VI, Inc.”):
B. Charles Ames Michael G. Babiarz Charles A. Banks James G. Berges Kevin J. Conway

CUSIP No.  22281W103

Bruno M. Deschamps
Thomas C. Franco
Donald J. Gogel
Theresa Gore
Thomas E. Ireland
Ned C. Lautenbach
David A. Novak
Huw Phillips
Roberto Quarta
Joseph L. Rice, III
Christian Rochat
Richard J. Schnall
Nathan Sleeper
George W. Tamke
David H. Wasserman

(b) The business address for each of the following persons listed in Item 2 is c/o Clayton Dubilier and Rice, Inc., 375 Park Avenue, New York, New York 10152: Messrs. Ames, Babiarz, Banks, Berges, Conway, Franco, Gogel, Ireland, Lautenbach, Rice, Schnall, Sleeper, Tamke and Wasserman and Ms. Gore.

The business address for Messrs. Deschamps, Phillips, Novak, Quarta and Rochat is c/o Clayton, Dubilier & Rice Limited, 55 Grosvenor Street, London England, W1K 3HY.

The business address for each of the following persons listed in Item 2 is located at 1403 Foulk Road, Suite 106, Wilmington, DE 19803: Clayton, Dubilier & Rice Fund VI Limited Partnership (“Fund VI”), CD&R Associates VI Limited Partnership (“Associates VI”), Associates VI, Inc., and CDR.

(c) CDR is a Delaware limited liability company organized by Fund VI for the purpose of making an equity investment in the Company.

Fund VI is a private investment fund.

Associates VI is the general partner of each of Fund VI.

Associates VI, Inc. is the general partner of Associates VI.

Messrs. Ames, Babiarz, Banks, Berges, Conway, Franco, Gogel, Ireland, Lautenbach, Rice, Schnall, Sleeper, Tamke and Wasserman and Ms. Gore are executive employees of Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th Floor, New York, New York 10152.

Mr. Phillips is an executive employee of Clayton, Dubilier & Rice Limited.

CUSIP No.  22281W103

Messrs. Deschamps, Novak, Quarta and Rochat are executive employees of Clayton, Dubilier & Rice Limited and of Clayton, Dubilier & Rice International, Inc.

(d) and (e) None of the persons or entities with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f)    Mr. Deschamps Mackenzie is a citizen of France. Mr. Phillips is a citizen of the United Kingdom. Mr. Quarta is a citizen of Italy and the United States. Mr. Rochat is a citizen of Switzerland. All other natural persons listed in this Item 2 are citizens of the United States. Fund VI, Associates VI and Associates VI, Inc. are organized under the laws of the Cayman Islands. CDR is organized under the laws of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration
Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

At a special meeting of shareholders of the Company held on June 27, 2007 (the “Special Meeting”), at which a quorum was present, an Agreement and Plan of Merger, dated April 25, 2007 (the “Merger Agreement”) by and among the Company, Computer Sciences Corporation and Surfside Acquisition Corp. was approved by a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting.  Pursuant to the terms of the Merger Agreement, the Company merged with and into Computer Sciences Corporation, with Computer Sciences Corporation as the surviving company, and each outstanding share of Company Common Stock was converted into the right to receive $34.00 per share in cash (the “Merger Consideration”). Pursuant to the Merger Agreement, each Company warrant outstanding at the time of the Merger was cashed out in an amount equal to the product of (i) the excess of $34.00 over the exercise price per share of such warrant; and (ii) the number of shares of Company Common Stock underlying the warrant.

Pursuant to the Merger Agreement, CDR will receive the following in cancellation of its equity holdings:

(a) $68 million in exchange for its 2 million shares of Company Common Stock; and

(b) $80 million in exchange for warrants that permit CDR to buy up to 5 million additional shares of Company Common Stock at an exercise price of $18 per share.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement which is incorporated herein by reference and attached hereto as Exhibit 12.

CUSIP No.  22281W103

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)(i)  CDR is the direct beneficial owner of 0 million shares of Common Stock (on an as-exercised basis), representing approximately 0% of the outstanding shares of Common Stock.

(ii) By virtue of its position as the sole member of CDR, Fund VI may be deemed to be the beneficial owner of the shares of Common Stock in which the CDR has direct beneficial ownership.

(iii) By virtue of its position as general partner of each of Fund VI, Associates VI may be deemed to be the beneficial owner of the shares of Common Stock in which CDR has direct beneficial ownership.

(iv) By virtue of its position as managing general partner of Associates VI, Associates VI, Inc. may be deemed to be the beneficial owner of the shares of Common Stock in which CDR has direct beneficial ownership.

(v) Each of Fund VI, Associates VI and Associates VI, Inc. disclaims beneficial ownership of the shares of Common Stock in which CDR has direct beneficial ownership.

(vi) Except as described in sections (a)(i)-(iv) of this Item 5, no person listed in Item 2 of the Schedule 13D is a beneficial owner of the Common Stock in which CDR has direct beneficial ownership.

(b) The persons listed in sections (a)(i)-(iv) of this Item 5 may be deemed to share the power to vote or to direct the vote of and to dispose or direct the disposition of 0 million shares of Common Stock.

(c) See Item 4 above.

(d) Not applicable.

(e) On July 2, 2007, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Company’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The Merger Agreement by and among the Company, Computer Sciences Corporation and Surfside Acquisition Corp., filed herewith as Exhibit 12, is incorporated by reference in response to this Item 6.

CUSIP No.  22281W103

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 12        The Agreement and Plan of Merger, dated April 25, 2007 by and among the Company, Computer Sciences Corporation and Surfside Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on May 1, 2007).

CUSIP No.  22281W103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2007

CDR-COOKIE ACQUISITION, L.L.C.

By:	/s/ David H. Wasserman
	Name:	David H. Wasserman
	Title:	Vice President

CLAYTON, DUBILIER & RICE FUND VI
LIMITED PARTNERSHIP

By:	CD&R Associates VI Limited Partnership,
its general partner

	By:	CD&R Investment Associates VI, Inc.,
its managing general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and
Assistant Secretary

CD&R ASSOCIATES VI LIMITED PARTNERSHIP

By:	CD&R Investment Associates VI, Inc.,
its managing general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and
Assistant Secretary

CUSIP No.  22281W103

CD&R INVESTMENT ASSOCIATES VI, INC.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and
Assistant Secretary